uSell.com, Inc.

171 Madison Avenue, 17th Floor

New York, NY 10016

December 19, 2017

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:    uSell.com, Inc.

Registration Statement on Form S-1

Filed November 30, 2017

File No. 333-221825

Dear Mr. Spirgel:

Please find our response to the comment received from the Staff in the letter dated December 14, 2017 related to the Form S-1 filed November 30, 2017 or uSell.com, Inc. (“uSell” or the “Company”).

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 14

1.	We note your presentation on page 15 of the non-GAAP measures “Gross Merchandise Volume (GMV)” and “SPE Revenue”. We also note you define GMV “as the total of uSell revenue plus revenue generated by the SPE,” an entity whose revenues are neither reportable in your financial statements nor in accordance with GAAP. Your presentation of these non GAAP measures is inconsistent with Question 100.04 of the Compliance and Disclosure Interpretations guidance on non GAAP measures issued on May 17, 2016. Accordingly, please revise your presentation to remove these non GAAP measures or tell us why you believe it is not necessary to do so. Please also comply with this comment in your next earnings release.

Response to Comment No. 1:

In response to the Staff’s comment, the Company has removed all references to “Gross Merchandise Volume (GMV)” and “SPE Revenue” from the Form S-1 and will comply with this comment in future filings and earnings releases.

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

December 19, 2017

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Nikhil Raman
Nikhil Raman, Chief Executive Officer